Home Loan

Financial Corporation



2003 ANNUAL REPORT

HOME LOAN FINANCIAL CORPORATION
Coshocton, Ohio

ANNUAL REPORT
June 30, 2003

CONTENTS

Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
Telephone (740) 622-0444
Fax (740) 623-6000

To Our Shareholders:

We are proud to share Home Loan Financial Corporation's fiscal 2003 consolidated financial results with you. In 2003, our fifth full year as a stock corporation, the Corporation achieved a record year, reaching new levels for net income and total assets. We were able to achieve these results despite an uncertain economy brought about by the continued historic low interest rates, the war in Iraq and the impact of the Sarbanes-Oxley Act enacted as an attempt to answer the recent large corporate accounting scandals. The Board of Directors and Management will continue to run the Corporation in a safe and sound manner and are working diligently to implement the provisions of the Sarbanes-Oxley Act as final regulations are issued.

Net income for the Corporation was $1,873,657 for 2003, representing an increase of $398,243, or 27.0% over 2002 net income of $1,475,414. The Corporation's return on average assets improved to 1.33% and its return on average equity improved to 8.94% for 2003. Diluted earnings per share increased by $.25 per share to $1.21 in 2003. The Corporation shared its earnings improvement with its shareholders through increasing its annual dividend by 29.8% over 2002 levels to $.61 per share. With the passage of the Jobs and Growth Tax Relief Reconciliation Act of 2003, dividends are much more attractive to shareholders.


Diluted Earnings Per Common Share
$0.66
$0.60
$0.87
$0.96
$1.21
1999
2000
2001
2002
2003

The increase in net income was the result of strong increases in net interest income and noninterest income during 2003. Overall, our net interest margin declined slightly in 2003 due to the continued historic low interest rates that caused assets to further reprice downward. However, our increase in average earning assets more than offset the slight decline in the net interest margin. Noninterest income has always been important to the Corporation's bottom line results, but it is even more important in the current interest rate environment. In June of 2002, the Corporation participated in the formation of Coshocton County Title Agency. Home Loan Financial Corporation's 33% ownership interest in this venture produced earnings of $222,691 for 2003 during the continued refinancing boom. In November 2002, the Corporation also resumed selling fixed rate mortgages on the secondary market, which provided significant noninterest income and reduced the Corporation's risk from an upward movement in interest rates.


Net Income
(in thousands)
$1,322
$1,031
$1,402
$1,475
$1,874
1999
2000
2001
2002
2003

Total assets increased to $147.8 million at June 30, 2003 compared to $132.3 million at June 30, 2002, an increase of $15.5 million, or 11.7%. Most of the growth occurred in the Corporation's loan portfolio, which will continue to be the Corporation's primary business focus. The growth was funded by a 7.7% increase in deposits and $9.9 million increase in borrowings from the Federal Home Loan Bank. The Corporation increased its borrowings during 2003 to take advantage of the low interest rate environment.



Total Assets
(in millions)
$107.9
$113.9
$122.4
$132.3
$147.8
1999
2000
2001
2002
2003



Net Loans
(in millions)
$73.1
$85.9
$101.3
$111.0
$121.8
1999
2000
2001
2002
2003

The Corporation's stock price increased $2.45 per share from the June 30, 2002 closing price of $12.85, to $15.30 at June 30, 2003. This represented a 19.1% increase for the year. Those investors that were part of the Corporation's initial conversion from a mutual to a stock company have seen their investment on March 25, 1998 grow from $6.00 per share (adjusted for the return of capital distribution in fiscal 1999) to $15.30 as of June 30, 2003. This equates to a compound annual return of approximately 20%. In addition, those shareholders have received $2.00 in regular dividends since the conversion. Based upon the Corporation's average stock price for fiscal 2003 of $13.76, the dividends of $.61 produced a yield of 4.43%. With this yield and the Corporation's financial results, we believe that Home Loan Financial Corporation continues to be a good investment choice.



2003 Market Value Per Share
$20
$15
$10
$5
$0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
High
Low



Dividends Per Common Share
$0.22
$0.29
$0.41
$0.47
$0.61
1999
2000
2001
2002
2003

1999 excludes $4.00 return of capital distribution.

I want to invite you to read our entire annual report and I hope that after reading it, you are as proud of your Corporation as we are. I want to close by thanking our employees, customers and shareholders for making Home Loan Financial Corporation the successful company that it is.

Sincerely,

Robert C. Hamilton

Robert C. Hamilton
Chairman of the Board and President

BUSINESS OF HOME LOAN FINANCIAL CORPORATION

Home Loan Financial Corporation ("HLFC"), a unitary thrift holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Home Loan Savings Bank ("Bank"), a savings and loan association incorporated under the laws of the State of Ohio. On March 25, 1998, HLFC acquired all of the common shares issued by the Bank upon its conversion from a mutual savings and loan association to a stock savings and loan association ("Conversion"). HLFC also owns Home Loan Financial Services, Inc. and a 33% interest in Coshocton County Title Agency, LLC ("CCTA"). These entities are together referred to as the Corporation.

The Bank conducts business from its main office in Coshocton, Ohio and full-service branch offices in Coshocton and West Lafayette, Ohio. The principal business of the Bank is the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in Coshocton County, Ohio, the Bank's primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multifamily and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home improvement loans, education loans, loans secured by savings accounts, motor vehicle loans, unsecured loans and credit cards. For liquidity and interest rate risk management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Treasury and agency securities, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"), principal repayments on loans, maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

Home Loan Financial Services, Inc., is an Ohio corporation and was formed to sell life insurance, annuities, long-term care insurance, and investment products. Home Loan Financial Services, Inc. was formed in 2002. Its earnings for 2003 were not significant to the overall Corporation. CCTA was started in June 2002 and is a full service title insurance agency. The Corporation's earnings from this CCTA totaled $223,000 in 2003.

As a savings and loan holding company, HLFC is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). The Bank is subject to regulation, examination and oversight by the OTS and the State of Ohio Division of Financial Institutions. The Bank is also subject to general oversight by the FDIC. HLFC and the Bank are also subject to the provisions of the Ohio Revised Code generally applicable to corporations.

MARKET PRICE OF THE CORPORATION'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation had 1,661,762 common shares outstanding on August 25, 2003, held of record by approximately 647 shareholders. Price information with respect to the Corporation's common shares is quoted on The NASDAQ Stock Market, Inc. The high and low daily closing prices for the common shares of the Corporation from July 1, 2001 to June 30, 2003, as quoted by NASDAQ, and cash dividends paid by quarter are shown below.

	Quarter ended			
	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
High	$ 13.210	$ 13.910	$ 14.500	$ 15.490
Low	12.850	12.900	13.190	14.000
Cash Dividends	0.135	0.150	0.160	0.165

	Quarter ended			
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
High	$ 10.950	$ 10.930	$ 11.500	$ 13.250
Low	9.850	10.150	10.600	10.990
Cash Dividends	0.115	0.115	0.120	0.120

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Bank is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of the Bank in the event of complete liquidation to those members of the Bank before the Conversion who maintain a savings account at the Bank after the Conversion), or applicable regulatory capital requirements prescribed by the OTS.

A subsidiary of a savings and loan holding company must file a notice or an application with the OTS before it can declare and pay a dividend (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a subsidiary savings association is not required to file an application, it must file a notice with the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated.

Selected Financial Condition and Other Data:	At June 30, 2003	2002	2001	2000	1999
	(Dollars in thousands)				
Assets	$ 147,783	$ 132,281	$ 122,398	$ 113,871	$ 107,855
Cash and cash equivalents	4,012	2,932	2,598	2,376	8,564
Securities available for sale	7,537	4,414	2,535	3,418	2,970
Mortgage-backed securities available for sale	9,850	9,739	12,192	18,423	20,248
FHLB stock	2,163	1,927	1,826	1,564	1,431
Loans, net (1)	121,760	111,017	101,307	85,853	73,069
Deposits	85,953	79,773	71,172	64,951	56,495
FHLB advances	38,720	28,802	30,925	28,625	28,200
Other borrowings	--	--	--	--	2,350
Shareholders' equity	21,710	20,145	19,332	19,449	19,899
Number of full-service offices	3	3	3	3	2

Selected Operations Data:	Year ended June 30, 2003	2002	2001	2000	1999
	(Dollars in thousands, except per share amounts)				
Interest income	$ 9,729	$ 9,497	$ 9,588	$ 8,259	$ 6,910
Interest expense	3,973	4,256	4,822	4,084	2,623
Net interest income	5,756	5,241	4,766	4,175	4,287
Provision for loan losses	190	120	110	120	120
Net interest income after provision for loan losses	5,566	5,121	4,656	4,055	4,167
Noninterest income	831	432	354	271	204
Noninterest expense	3,560	3,290	2,870	2,717	2,308
Income before income taxes	2,837	2,263	2,140	1,609	2,063
Income tax expense	963	788	738	578	741
Net income	$ 1,874	$ 1,475	$ 1,402	$ 1,031	$ 1,322
Basic earnings per share	$ 1.25	$ .99	$ .87	$ .61	$ .67
Diluted earnings per share	$ 1.21	$ .96	$ .87	$ .60	$ .66
Dividends per share (2)	$ .61	$ .47	$ .41	$ .29	$ 4.22

Selected Financial Ratios and Other Data:	At or for the year ended June 30, 2003	2002	2001	2000	1999
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	1.33%	1.17%	1.17%	0.95%	1.45%
Return on equity (ratio of net income to average equity)	8.94	7.43	7.06	5.26	4.48
Interest rate spread (3)	3.70	3.55	3.16	2.97	3.50
Net interest margin (4)	4.28	4.29	4.11	3.97	4.85
Noninterest expense to average assets	2.52	2.60	2.40	2.51	2.54
Efficiency ratio (5)	53.57	57.99	56.24	61.11	51.38
Net interest income to noninterest expense	163.31	159.30	166.06	153.65	185.77
Average interest-earning assets to average interest-bearing liabilities	1.20x	1.21x	1.23x	1.25x	1.46x
Equity Ratios:					
Average equity to average assets	14.85%	15.70%	16.63%	18.12%	32.45%
Shareholders' equity to total assets at end of period	14.69	15.23	15.79	17.08	18.45
Dividend payout ratio (2) (6)	48.80	47.47	47.13	47.54	629.85
Asset Quality Ratios and Other Data:					
Nonperforming assets to average assets (7)	0.47	1.04	0.20	0.09	0.15
Nonperforming assets to total assets at end of period (7)	0.49	1.08	0.19	0.09	0.12
Nonperforming loans to gross loans (8)	0.54	1.17	0.23	0.12	0.18
Allowance for loan losses to gross loans (8)	0.45	0.45	0.45	0.47	0.44
Allowance for loan losses to nonperforming loans	83.36	38.10	197.61	404.89	242.75
Net charge-offs to average loans	0.12	0.08	0.06	0.05	0.03
Total nonperforming loans	$ 658,000	$1,311,000	$ 234,000	$ 100,000	$ 133,000
Total nonperforming assets	720,000	1,433,000	234,000	100,000	133,000

(1) Loans are shown net of loans in process, net deferred loan fees and costs and the allowance for loan losses.
(2) The dividends for 1999 include a $4.00 return of capital distribution.
(3) The interest rate spread represents the difference between the weighted average tax equivalent yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) The net interest margin represents tax equivalent net interest income as a percent of average interest-earning assets.
(5) The efficiency ratio represents noninterest expense divided by the sum of tax equivalent net interest income and noninterest income, excluding security gains and losses.
(6) Dividends declared per share divided by basic earnings per share.
(7) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(8) Gross loans are stated at the unpaid principal balances, net of loans in process.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2003, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and its branch office in West Lafayette, Ohio. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

Forward Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Total assets at June 30, 2003 were $147.8 million, compared to $132.3 million at June 30, 2002, an increase of $15.5 million, or 11.7%. The increase in total assets was primarily in loans, which were funded by an increase in deposits and borrowings from the Federal Home Loan Bank.

Securities available for sale increased from $4.4 million at June 30, 2002 to $7.5 million at June 30, 2003. To further leverage the Corporation's capital position, the Corporation invested additional funds in obligations of state and political subdivisions with taxable equivalent yields ranging from 5.70% to 6.06%, which are favorable compared to the yields on other investment alternatives. Mortgage-backed securities, which totaled $9.9 million at June 30, 2003, increased $111,000.

Loan growth, which totaled $10.7 million, occurred in several loan categories. The significant changes were one- to four-family residential real estate loans, which increased $4.2 million, or 5.3%, nonresidential real estate loans, which increased $2.5 million, or 23.9%, commercial loans, which increased $2.5 million, or 65.8%, and automobile loans, which increased $1.8 million, or 30.9%. These increases reflect a stable local economy, the current low interest rate environment, and continued marketing within the communities the Corporation serves.

Total deposits increased $6.2 million from $79.8 million at June 30, 2002 to $86.0 million at June 30, 2003. The Corporation had increases in all deposit categories. Negotiable order of withdrawal ("NOW") and money market accounts increased $1.8 million, certificates of deposit increased $3.2 million, noninterest-bearing demand accounts increased $600,000 and savings accounts increased $500,000. The increase in NOW and money market accounts resulted from the Corporation being more aggressive in its pricing of money market accounts compared to the local market. Generating deposit growth was a priority for the Corporation to help fund the loan demand and to leverage its capital position. The overall growth in deposits has occurred despite the current low interest rates. Volatility in the stock market in recent years has prompted some investors to seek financial institution deposit products. Certificates of deposit, as a percent of total deposits, increased slightly from 50.0% at June 30, 2002 to 50.1% at June 30, 2003. Almost all certificates of deposit issued by the Bank mature in less than five years.

Federal Home Loan Bank advances totaled $38.7 million at June 30, 2003, compared to $28.8 million at June 30, 2002. At June 30, 2003, Federal Home Loan Bank advances consisted of $27.0 million of long-term convertible fixed-rate advances, $5.0 million of fixed-rate advances maturing during the next three to fifteen years and $6.7 million of long-term amortizing select payment mortgage matched advances. The convertible long-term advances have a fixed rate for a specified number of years and then convert to an adjustable rate at the option of the Federal Home Loan Bank. If the convertible option is exercised, the advance may be prepaid at any time without penalty. The Corporation utilized the additional borrowings to help fund loan growth and purchases of obligations of state and political subdivisions.

Total shareholders' equity increased from $20.1 million at June 30, 2002 to $21.7 million at June 30, 2003. The increase resulted primarily from the current year earnings retained, the increase in equity from the allocation of the employee stock ownership plan shares, the vesting of the recognition and retention plan shares, the exercise of 47,580 stock options and an increase in market value of the Corporation's available-for-sale and mortgage-backed securities, partially offset by repurchases of the Corporation's stock.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

The following table presents, as of June 30, 2003, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments.

	Year Ended June 30,					
	2004	2005	2006	2007	2008	Thereafter
	(Dollars in thousands)					
Deposits without maturity	$ 42,896	$ --	$ --	$ --	$ --	$ --
Certificates of deposit	18,007	7,481	5,915	7,877	3,774	3
FHLB advances	10,897	821	1,475	3,227	3,126	19,174

Note 13 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements with certain executive officers.

At June 30, 2003, the Corporation had no unconsolidated subsidiaries other than its interest in CCTA, and no related special purpose entities, nor did the Corporation engage in derivatives or hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet.

Results of Operations

The operating results of the Corporation are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Corporation's net income primarily depends upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent upon the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for loan losses, fee income, gains on the sale of assets, other income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended June 30, 2003 and June 30, 2002

Net Income. The Corporation's net income for the year ended June 30, 2003 was $1,874,000, compared to $1,475,000 for the year ended June 30, 2002, an increase of $399,000, or 27.0%. The increase in net income was the result of increases in net interest income and noninterest income, which were partially offset by an increase in noninterest expense.

Net Interest Income. Net interest income totaled $5,755,000 for the year ended June 30, 2003, compared to $5,241,000 for the year ended June 30, 2002, an increase of $514,000, or 9.8%. The change in net interest income is attributable to maintaining a relatively stable net interest margin and an increase in average interest-earning assets. Due to the downward trend in interest rates which began in January 2001, yields on interest-earning assets and the cost of funding those assets are both down significantly.

Interest and fees on loans increased $293,000, or 3.4%, from $8,582,000 for the year ended June 30, 2002 to $8,875,000 for the year ended June 30, 2003. The increase in interest income was due to a higher average balance of loans partially offset by a decrease in the average yield earned on loans. The yield on loans declined 49 basis points from the 2002 yield.

Interest earned on securities totaled $763,000 for the year ended June 30, 2003, compared to $814,000 for the year ended June 30, 2002. The decrease was a result of a lower average balance of securities and a decrease in the yield earned on securities.

Dividends on Federal Home Loan Bank stock and other decreased $11,000 over the comparable period due to a decrease in the yield earned partially offset by an increase in the number of shares of Federal Home Loan Bank stock owned.

Total interest expense decreased $283,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. This decrease was the result of a decrease in the average rate paid on deposits and Federal Home Loan Bank advances, partially offset by an increase in average balances of interest-bearing deposits and Federal Home Loan Bank advances. These liabilities were utilized to fund loan growth and the purchases of obligations of state and political subdivisions.

Interest paid on deposits decreased $520,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. The average interest rate paid on deposits declined 99 basis points from 2002 which more than offset the increase in the average balance of deposits. Interest on FHLB advances and other borrowings totaled $1,847,000 for the year ended June 30, 2003, compared to $1,609,000 for the year ended June 30, 2002, an increase of $238,000. The effect of the 28 basis point decline in the average rate on FHLB advances was more than offset by the increase in the average balance.

Interest rates, especially longer-term rates, have begun to rise from their historic lows. In a rising interest rate environment, the Corporation does not expect any significant interest margin compression and intends to keep deposit rates competitively priced in relation to the market and alternative sources of funds so as to help manage its interest rate risk. In addition, the Bank is anticipating making several changes to its deposit accounts in an effort to attract deposits and will begin offering banking online in September 2003.

Allowance and Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level that is considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's quarterly review of the loan portfolio and consideration of such factors as historical loss experience, general prevailing economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the years ended June 30, 2003 and June 30, 2002 totaled $190,000 and $120,000, respectively. The allowance for loan losses totaled $549,000, or 0.45% of gross loans, at June 30, 2003, compared to $499,000, which was also 0.45% of gross loans, at June 30, 2002. Nonperforming loans have decreased from $1.3 million at June 30, 2002 to $658,000. Net charge-offs increased to 0.12% of average loans in 2003 but still remain at modest levels. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require a loan-to-value or projected completed value ratio of 80% for purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income.

Noninterest income. Noninterest income includes service fees, securities gains and losses, loan sale gains, earnings from CCTA and other miscellaneous income. For the year ended June 30, 2003, noninterest income totaled $831,000 compared to $432,000 for the year ended June 30, 2002. The Corporation recognized gains of $168,000 associated with the sale of $5,523,000 in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. The Corporation recognized $223,000 of distributed earnings from its 33% ownership of CCTA in 2003 as a result of the continued refinancing boom. No other item made up a significant portion of the change. If interest rates continue to rise, refinancings may decrease, which will likely result in reduced income to the Corporation from CCTA.

Noninterest expense. Noninterest expense increased $269,000, or 8.2%, for the year ended June 30, 2003, compared to the year ended June 30, 2002. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, occupancy and equipment expense, computer processing and state franchise taxes.

Salaries and employee benefits expense increased $229,000, or 11.7%. The increase was the result of normal annual merit increases and additional staff, an increase in the cost of health insurance of $27,000 and additional expense recognized for the Corporation's ESOP of $94,000 because of the increase in the Corporation's average stock price compared to last year. Occupancy and equipment expense increased $46,000, or 17.1%, as a result of increases in depreciation and maintenance contracts related to the Corporation's change of data processing vendor in February 2002. Fiscal 2002 included only a partial year for the depreciation of equipment and maintenance contracts related to the change in data processing while fiscal 2003 reflected a full year for these items. The increase in computer processing was also due to the Corporation's change in core data processors and the additional features of the new system. State franchise taxes increased due to higher capital levels at the Bank. Other expense declined in 2003 because the 2002 period included other expenses related to the February 2002 core data processing conversion.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $964,000 for the year ended June 30, 2003, compared to $788,000 for the year ended June 30, 2002. The effective tax rate was 34.0% for the year ended June 30, 2003, compared to 34.8% for the year ended June 30, 2002. The decrease in the effective rate is primarily due to investing in tax exempt obligations of state and political subdivisions partially offset by the impact of the Corporation's higher average stock price on the Corporation's stock-based benefits plans.

Comparison of Results of Operations for the Years Ended June 30, 2002 and June 30, 2001

Net Income. The Corporation's net income for the year ended June 30, 2002 was $1,475,000, compared to $1,402,000 for the year ended June 30, 2001, an increase of $73,000, or 5.3%. The increase in net income was the result of increases in net interest income and noninterest income, which were partially offset by an increase in noninterest expense.

Net Interest Income. Net interest income totaled $5,241,000 for the year ended June 30, 2002, compared to $4,766,000 for the year ended June 30, 2001, an increase of $475,000, or 10.0%. The change in net interest income is attributable to an increase in the interest rate spread and an increase in average interest-earning assets. Due to the downward trend in interest rates which began in January 2001, yields on earning assets and the cost of funding those assets were both down.

Interest and fees on loans increased $505,000, or 6.3%, from $8,077,000 for the year ended June 30, 2001 to $8,582,000 for the year ended June 30, 2002. The increase in interest income was due to a higher average balance of loans partially offset by a decrease in the average yield earned on loans.

Interest earned on securities totaled $814,000 for the year ended June 30, 2002, compared to $1,390,000 for the year ended June 30, 2001. The decrease was a result of a lower average balance of securities and a decrease in the yield earned on securities.

Dividends on Federal Home Loan Bank stock and other decreased $19,000 over the comparable period due to a decrease in the yield earned, partially offset by an increase in number of shares of Federal Home Loan Bank stock owned.

Total interest expense decreased $566,000 for the year ended June 30, 2002, compared to the year ended June 30, 2001. This decrease was the result of a decrease in the average rate paid on deposits and FHLB advances, partially offset by an increase in average balances of interest-bearing deposits. These liabilities were utilized to fund loan growth.

Interest paid on deposits decreased $428,000 for the year ended June 30, 2002, compared to the year ended June 30, 2001. The decrease in interest expense was due to a decrease in the cost of borrowing partially offset by slight increase in the average balance of borrowings.

Interest on FHLB advances and other borrowings totaled $1,609,000 for the year ended June 30, 2002, compared to $1,747,000 for the year ended June 30, 2001, a decrease of $138,000. The decrease in interest expense was the result of a decrease in the cost of borrowings and was partially offset by a slight increase in the average balance of borrowings.

Allowance and Provision for Loan Losses. The provision for loan losses for the years ended June 30, 2002 and June 30, 2001 totaled $120,000 and $110,000, respectively. The allowance for loan losses totaled $499,000, or 0.45% of gross loans, at June 30, 2002, compared to $462,000, or 0.45% of gross loans, at June 30, 2001. Nonperforming loans increased from $234,000 at June 30, 2001 to $1.3 million primarily due to delinquencies on two large loans totaling approximately $733,000. Despite an increase in non-performing loans during 2002, the Corporation has not experienced significant charge-offs in any of the periods presented. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require a loan-to-value or projected completed value ratio of 80% for purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income.

Noninterest income. Noninterest income includes service fees, securities gains and losses, loan sale gains, and other miscellaneous income. For the year ended June 30, 2002, noninterest income totaled $433,000 compared to $354,000 for the year ended June 30, 2001. Service charges and other fees accounted for $70,000 of the increase. The primary reason for the increase was increasing the per item charge to customers for overdrafts. Additionally, the Corporation recognized gains of $29,000 associated with the sale of $1,486,000 in mortgage loans to the Federal Home Loan Mortgage Corporation. During the last quarter of fiscal 2002, the Corporation did not sell any loans on the secondary market. Management funded the fixed-rate mortgages with select-payment mortgage matched advances from the Federal Home Loan Bank, which provides a similar repayment stream. No other item made up a significant portion of the change.

Noninterest expense. Noninterest expense increased $420,000, or 14.6%, for the year ended June 30, 2002, compared to the year ended June 30, 2001. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, occupancy and equipment expense, computer processing and other expense.

Salaries and employee benefits expense increased $211,000, or 12.2%. The increase was the result of normal annual merit increases, an increase in the cost of health insurance of $24,000 and additional expense recognized for the Corporation's ESOP of $91,000 because of the increase in the Corporation's average stock price compared to last year. Occupancy and equipment expense increased $43,000, or 18.9%, as a result of increases in depreciation and maintenance contracts related to the Corporation's change of data processing vendor in February 2002. The increase in computer processing was also due to the Corporation's change in core data processors and the additional features of the new system. The increase in other expenses of $103,000 was primarily due to the training costs and conversion charges associated with conversion of the computer processing systems during the year.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $788,000 for the year ended June 30, 2002, compared to $738,000 for the year ended June 30, 2001. The effective tax rate was 34.8% for the year ended June 30, 2002, compared to 34.5% for the year ended June 30, 2001. The increase in the effective rate is primarily due to the impact the Corporation's average stock price has on the Corporation's stock-based benefits plans.

Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances are derived from month-end balances.

	Year ended June 30,								
	2003			2002			2001		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans (1)	$ 117,843	$ 8,875	7.53%	$ 107,002	$ 8,582	8.02%	$ 92,872	$ 8,077	8.70%
Securities available for sale(2)	2,051	68	3.37	2,303	128	5.60	3,287	201	6.08
Mortgage-backed securities available for sale(2)	9,007	499	5.74	10,996	686	6.33	17,697	1,189	6.61
Nontaxable securities available for sale(2)	5,129	254	5.12	–	–	–	–	–	–
FHLB stock and other	2,408	90	3.75	2,089	101	4.86	1,682	121	7.20
Total interest-earning assets	136,438	9,786	7.20	122,390	9,497	7.77	115,538	9,588	8.28
Noninterest-earning assets	4,685			4,161			3,883		
Total assets	$ 141,123			$ 126,551			$ 119,421		
Interest-bearing liabilities:									
Demand deposits	$ 21,960	332	1.51	$ 19,739	418	2.12	$ 15,763	574	3.64
Savings accounts	12,915	155	1.20	12,107	219	1.81	11,046	279	2.53
Certificates of deposit	41,378	1,639	3.96	38,118	2,010	5.27	36,957	2,222	6.01
Total deposits	76,253	2,126	2.79	69,964	2,647	3.78	63,766	3,075	4.82
FHLB advances and other borrowings	37,352	1,847	4.94	30,817	1,609	5.22	30,506	1,747	5.73
Total interest-bearing liabilities	113,605	3,973	3.50	100,781	4,256	4.22	94,272	4,822	5.12
Noninterest-bearing liabilities	6,562			5,902			5,289		
Total liabilities	120,167			106,683			99,561		
Equity	20,956			19,868			19,860		
Total liabilities and equity	$ 141,123			$ 126,551			$ 119,421		
Net interest income; interest-rate spread(3)		$ 5,813	3.70%		$ 5,241	3.55%		$ 4,766	3.16%
Net earning assets	$ 22,833			$ 21,609			$ 21,266		
Net interest margin(4)			4.28%			4.29%			4.11%
Average interest-earning assets to interest-bearing liabilities	1.20x			1.21x			1.23x		

(1) Net of net deferred loan fees and costs and loans in process. Nonaccruing loans have been included in the table as loans carrying a zero yield.
(2) Includes unrealized gains and losses. Yield is based on amortized cost. The yield on nontaxable securities has been computed on a fully tax equivalent basis. As a result, interest income on nontaxable securities has been increased by $57 from the financial statement balance.
(3) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Represents net interest income divided by average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume. The combined effects of changes in both volume and rate that are not separately identified have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans	$ 836	$ (543)	$ 293	$ 1,165	$ (660)	$ 505
Securities available for sale	(13)	(47)	(60)	(58)	(15)	(73)
Mortgage-backed securities available for sale	(128)	(59)	(187)	(455)	(48)	(503)
Tax-exempt securities	254	--	254	--	--	--
FHLB stock and other	14	(25)	(11)	25	(45)	(20)
Total interest-earning assets	$ 963	$ (674)	289	$ 677	$ (768)	(91)
Interest expense attributable to:						
Demand deposits	$ 43	$ (129)	(86)	$ 122	$ (278)	(156)
Savings accounts	14	(78)	(64)	25	(85)	(60)
Certificates of deposit	161	(532)	(371)	68	(280)	(212)
FHLB advances and other borrowings	327	(89)	238	17	(155)	(138)
Total interest-bearing liabilities	$ 545	$ (828)	(283)	$ 232	$ (798)	(566)
Net interest income			$ 572			$ 475

Asset and Liability Management

One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets, including one- and three-year adjustable-rate mortgage loans ("ARMs"). As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology to illustrate the Bank's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (100 basis point equals 1.00%) change in market interest rates.

Presented below, as of June 30, 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers typically do not prepay loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

	Net Portfolio Value			NPV as % of Portfolio Value Of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
(Dollars in thousands)					
300	$ 15,872	$ (1,660)	(9.0)%	10.73%	(59) bp
200	17,083	(449)	(3.0)	11.34	1
100	17,694	162	1.0	11.57	24
Static	17,532	--	--	11.33	--
(100)	16,805	(726)	(4.0)	10.75	(57)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2003, 2002 and 2001.

	Year Ended June 30,		
	2003	2002	2001
	(Dollars in thousands)		
Net income	$ 1,874	$ 1,475	$ 1,402
Adjustments to reconcile net income to net cash from operating activities	620	782	518
Net cash from operating activities	2,494	2,257	1,920
Net cash from investing activities	(16,360)	(7,088)	(7,681)
Net cash from financing activities	14,946	5,165	5,983
Net change in cash and cash equivalents	1,080	334	222
Cash and cash equivalents at beginning of period	2,932	2,598	2,376
Cash and cash equivalents at end of period	$ 4,012	$ 2,932	$ 2,598

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program. It is not anticipated that the current rising interest rate environment will significantly affect the liquidity position of the Bank. However, if necessary, the Bank can sell any of its investments so as to increase its liquidity position.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2003.

	Actual Capital		Current Requirement		Excess of Actual Capital Over Current Requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	Asset Total
	(Dollars in thousands)						
Tangible capital	$ 15,134	10.3%	$ 2,205	1.5%	$ 12,929	8.8%	$ 146,972
Core capital	15,134	10.3	5,879	4.0	9,255	6.3	146,972
Core risk-based capital	15,134	16.6	3,654	4.0	11,480	12.6	91,343
Total risk-based capital	15,683	17.2	7,307	8.0	8,376	9.2	91,343

Impact of New Accounting Standards

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provision of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The Corporation currently accounts for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25. The impact of the adoption of this Statement is presented in Note 1 to the financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Corporation's financial statements since it does not have any of these types of instruments.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of this Statement did not have an impact on the Corporation's financial statements since it does not have any of these types of instruments.

Critical Accounting Policies and Estimates

The accounting and reporting policies of the Corporation are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Accounting and reporting policy for the allowance for loan losses is deemed critical since it involves the use of estimates and requires significant management judgments. Application of assumptions different than those used by management could result in material changes in the Corporation's financial position or results of operations. Note 1 (Summary of Significant Accounting Policies) and Note 3 (Loans), as described in the notes to the financial statements, provide detail with regard to the Corporation's methodology and reporting of the allowance for loan losses.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Home Loan Financial Corporation
Coshocton, Ohio

We have audited the accompanying consolidated balance sheets of Home Loan Financial Corporation as of June 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Loan Financial Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
July 24, 2003

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from financial institutions	$ 3,751,220	$ 2,716,138
Interest-bearing deposits in other financial institutions	261,177	215,647
Total cash and cash equivalents	4,012,397	2,931,785
Securities available for sale	7,536,746	4,413,516
Mortgage-backed securities available for sale	9,850,287	9,738,990
Federal Home Loan Bank stock	2,162,900	1,927,100
Loans, net of allowance of $548,543 and $499,467 in 2003 and 2002	121,759,596	111,017,080
Premises and equipment, net	1,218,370	1,278,592
Accrued interest receivable	738,357	651,707
Other assets	504,077	322,366
Total assets	$ 147,782,730	$ 132,281,136
LIABILITIES		
Deposits	$ 85,953,036	$ 79,773,087
Federal Home Loan Bank advances	38,720,382	28,802,335
Due to broker on security purchases	--	2,392,006
Accrued interest payable	580,142	590,581
Accrued expenses and other liabilities	818,719	578,626
Total liabilities	126,072,279	112,136,635
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 500,000 shares authorized, none outstanding	--	--
Common stock, no par value, 9,500,000 shares authorized, 2,248,250 shares issued	--	--
Additional paid-in capital	14,166,911	14,100,870
Retained earnings	14,514,056	13,831,012
Unearned employee stock ownership plan shares	(1,067,434)	(1,354,006)
Unearned recognition and retention plan shares	(256,212)	(434,692)
Treasury stock, at cost, 596,305 shares in 2003 and 599,188 shares in 2002	(6,090,975)	(6,186,296)
Accumulated other comprehensive income	444,105	187,613
Total shareholders' equity	21,710,451	20,144,501
Total liabilities and shareholders' equity	$ 147,782,730	$ 132,281,136

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Interest income			
Loans, including fees	$ 8,875,069	$ 8,582,051	$ 8,076,783
Taxable securities	566,463	813,718	1,390,203
Nontaxable securities	196,924	--	--
Dividends on Federal Home Loan Bank stock and other	90,349	101,569	120,999
Total interest income	9,728,805	9,497,338	9,587,985
Interest expense			
Deposits	2,126,418	2,646,862	3,075,407
Federal Home Loan Bank advances	1,846,922	1,609,344	1,747,005
Total interest expense	3,973,340	4,256,206	4,822,412
Net interest income	5,755,465	5,241,132	4,765,573
Provision for loan losses	190,000	120,000	110,000
Net interest income after provision for loan losses	5,565,465	5,121,132	4,655,573
Noninterest income			
Service charges and other fees	308,223	298,168	228,444
Securities gains, net	--	--	17,268
Net gains on sales of loans	192,388	29,216	--
Earnings from Coshocton County Title Agency	222,691	--	--
Other	107,891	104,537	108,772
Total noninterest income	831,193	431,921	354,484
Noninterest expense			
Salaries and employee benefits	2,177,710	1,949,039	1,737,711
Occupancy and equipment	315,273	269,299	226,447
State franchise taxes	171,483	147,511	144,000
Computer processing	204,317	185,248	137,234
Legal, audit and supervisory exam fees	188,252	190,364	182,363
Director fees	87,690	86,960	83,200
Other	414,676	461,618	358,916
Total noninterest expense	3,559,401	3,290,039	2,869,871
Income before income taxes	2,837,257	2,263,014	2,140,186
Income tax expense	963,600	787,600	738,393
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Basic earnings per common share	$ 1.25	$ .99	$ .87
Diluted earnings per common share	$ 1.21	$ .96	$ .87

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Other comprehensive income			
Unrealized holding gains on securities available for sale	388,624	266,224	952,264
Less reclassification adjustment for gains later recognized in income	--	--	(17,268)
Net unrealized gains	388,624	266,224	934,996
Tax effect	(132,132)	(90,516)	(317,898)
Total other comprehensive income	256,492	175,708	617,098
Comprehensive income	$ 2,130,149	$ 1,651,122	$ 2,018,891

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2003, 2002 and 2001

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2000	$ 14,083,151	$ 12,665,932	$ (1,873,155)	$ (832,265)	$ (3,989,862)	$ (605,193)	$ 19,448,608
Net income	--	1,401,793	--	--	--	--	1,401,793
Cash dividend - $ 0.41 per share	--	(686,889)	--	--	--	--	(686,889)
Commitment to release 23,993 ESOP shares	--	(66,237)	253,623	--	--	--	187,386
Compensation expense with respect to RRP	--	--	--	215,720	--	--	215,720
Purchase of 205,600 treasury shares	--	--	--	--	(1,851,401)	--	(1,851,401)
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	617,098	617,098
Balance at June 30, 2001	$ 14,083,151	$ 13,314,599	$ (1,619,532)	$ (616,545)	$ (5,841,263)	$ 11,905	$ 19,332,315

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2003, 2002 and 2001

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2001	$ 14,083,151	$ 13,314,599	$ (1,619,532)	$ (616,545)	$ (5,841,263)	$ 11,905	$ 19,332,315
Net income	--	1,475,414	--	--	--	--	1,475,414
Cash dividend - $ 0.47 per share	--	(716,017)	--	--	--	--	(716,017)
Commitment to release 25,120 ESOP shares	--	12,794	265,526	--	--	--	278,320
Compensation expense and tax benefit with respect to RRP	14,317	(3,694)	--	181,853	--	--	192,476
Purchase of 80,971 treasury shares	--	--	--	--	(912,715)	--	(912,715)
Exercise of 41,040 stock options and related tax benefit	3,402	(252,084)	--	--	567,682	--	319,000
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	175,708	175,708
Balance at June 30, 2002	$ 14,100,870	$ 13,831,012	$ (1,354,006)	$ (434,692)	$ (6,186,296)	$ 187,613	$ 20,144,501

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2003, 2002 and 2001

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2002	$ 14,100,870	$ 13,831,012	$ (1,354,006)	$ (434,692)	$ (6,186,296)	$ 187,613	$ 20,144,501
Net income	--	1,873,657	--	--	--	--	1,873,657
Cash dividend - $ 0.61 per share	--	(926,309)	--	--	--	--	(926,309)
Commitment to release 27,110 ESOP shares	25,541	59,728	286,572	--	--	--	371,841
Compensation expense and tax benefit with respect to RRP	28,558	(3,692)	--	178,480	--	--	203,346
Purchase of 44,697 treasury shares	--	--	--	--	(592,160)	--	(592,160)
Exercise of 47,580 stock options and related tax benefit	11,942	(320,340)	--	--	687,481	--	379,083
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	256,492	256,492
Balance at June 30, 2003	$ 14,166,911	$ 14,514,056	$ (1,067,434)	$ (256,212)	$ (6,090,975)	$ 444,105	$ 21,710,451

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities			
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	154,650	134,568	109,560
Securities amortization and accretion	18,203	(4,715)	(6,185)
Provision for loan losses	190,000	120,000	110,000
FHLB stock dividends	(89,100)	(101,300)	(119,200)
Securities gains	--	--	(17,268)
Loss on disposal of premises and equipment	16,523	--	--
Gain on sale of real estate owned	(2,860)	--	--
Compensation expense on ESOP shares	371,841	278,320	187,386
Compensation expense on RRP shares	174,788	178,159	215,720
Deferred taxes	81,619	13,067	1,106
Net change in:			
Accrued interest receivable and other assets	(287,889)	60,722	(87,581)
Accrued expenses and other liabilities	15,903	97,770	121,842
Deferred loan fees	(22,918)	4,672	3,073
Net cash from operating activities	2,494,417	2,256,677	1,920,246
Cash flows from investing activities			
Securities available for sale:			
Proceeds from maturities	--	2,500,000	1,000,000
Purchases	(5,095,835)	(2,001,113)	--
Mortgage-backed securities available for sale:			
Proceeds from maturities and principal paydowns	4,981,911	2,737,830	2,040,935
Proceeds from sale	--	--	5,031,772
Purchases	(5,142,188)	--	--
Net change in loans	(10,972,411)	(9,994,758)	(15,567,516)
Purchase of FHLB stock	(146,700)	--	(142,500)
Proceeds from disposition of premises and equipment	34,187	--	--
Premises and equipment expenditures	(145,138)	(329,726)	(44,097)
Proceeds from sale of real estate owned	125,701	--	--
Net cash from investing activities	(16,360,473)	(7,087,767)	(7,681,406)
Cash flows from financing activities			
Net change in deposits	6,179,949	8,600,606	6,221,459
Net change in short-term FHLB advances	--	(4,925,000)	(1,700,000)
Proceeds from long-term FHLB advances	14,527,000	4,865,000	4,000,000
Maturities and repayments of long-term FHLB advances	(4,608,953)	(2,062,665)	--
Cash dividends paid	(926,309)	(716,017)	(686,889)
Proceeds from exercise of stock options	367,141	315,598	--
Purchase of treasury shares	(592,160)	(912,715)	(1,851,401)
Net cash from financing activities	14,946,668	5,164,807	5,983,169
Net change in cash and cash equivalents	1,080,612	333,717	222,009
Cash and cash equivalents at beginning of year	2,931,785	2,598,068	2,376,059
Cash and cash equivalents at end of year	$ 4,012,397	$ 2,931,785	$ 2,598,068

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Home Loan Financial Corporation ("HLFC") and its wholly-owned subsidiaries, The Home Loan Savings Bank ("Bank"), a state chartered stock savings and loan association, and Home Loan Financial Services, Inc., an Ohio Corporation providing insurance and investment services. HLFC also owns a 33% interest in Coshocton County Title Agency, LLC which is accounted for under the equity method of accounting. These entities are together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and a branch office in West Lafayette, Ohio. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Substantially all revenues are derived from financial institution products and services in Coshocton County and its contiguous areas. Management considers the Corporation to operate in one segment, banking. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, due from banks, overnight deposits and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits with other banks and short-term borrowings with original maturities of 90 days or less.

The Corporation paid interest of $3,983,779, $4,278,848 and $4,796,446 and income taxes of $1,000,000, $745,978 and $740,000 in 2003, 2002 and 2001, respectively. Noncash transfers from loans to other real estate loans totaled $62,813 in 2003 and $160,221 in 2002. In 2002, the Bank financed the purchase of $2,392,006 of available for sale securities in a noncash transaction resulting in a liability to the broker. There were no significant noncash transactions in 2001.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan fees and costs, the allowance for loan losses and loans in process. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. There were no loans held for sale at June 30, 2003 or 2002.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time the property is acquired is accounted for as a loan charge-off. After acquisition, if fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned at June 30, 2003 and 2002 was $62,387 and $122,415.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Mortgage servicing rights at June 30, 2003 and 2002 totaled $57,828 and $12,083. Loans serviced for others were $6,803,000 and $1,280,000 at June 30, 2003 and 2002.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest, or are used to purchase additional shares.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to HLFC or by HLFC to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: The Corporation reports employee compensation expense under stock option plans using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation.

	2003	2002	2001
Net income as reported	$ 1,873,657	$ 1,475,414	$ 1,401,793
Deduct: Stock-based compensation reported under the fair value method	140,632	154,956	165,571
Pro forma net income	$ 1,733,025	$ 1,320,458	$ 1,236,216
Basic earnings per share as reported	$ 1.25	$ .99	$ .87
Pro forma basic earnings per share	1.16	.89	.77
Diluted earnings per share as reported	$ 1.21	$ .96	$ .87
Pro forma diluted earnings per share	1.12	.86	.77

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on derivative instruments and hedging activities and certain financial instruments with characteristics of both assets and liabilities were issued during fiscal 2003. Management determined that when the new accounting standards are adopted in fiscal 2004 they will not have a material impact on the Corporation's financial condition or results of operations.

Reclassifications: Reclassifications of certain amounts in the 2002 and 2001 consolidated financial statements have been made to conform to the 2003 presentation.

(Continued)

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2003			
Securities available for sale			
U.S. Government agencies	$ 2,031,560	$ 30,603	$ --
Obligations of state and political subdivisions	5,505,186	418,714	--
	$ 7,536,746	$ 449,317	$ --
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 9,850,287	$ 223,569	$ --
June 30, 2002			
Securities available for sale			
U.S. Government agencies	$ 2,022,390	$ 20,582	$ --
Obligations of state and political subdivisions	2,391,126	--	--
	$ 4,413,516	$ 20,582	$ --
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 9,738,990	$ 263,680	$ --

The fair value of securities at year end 2003 by contractual maturity were as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	$ 2,031,560
Due after one year through five years	--
Due after five years through ten years	3,954,853
Due after ten years	1,550,333
Mortgage-backed securities	9,850,287
	$ 17,387,033

At June 30, 2003 and 2002, securities with a carrying value of $1,211,667 and $1,088,050 were pledged to secure public funds. Proceeds from the sale of securities available for sale totaled $5,031,772 for 2001. A gross gain of $17,268 was realized on this sale in 2001. There were no sales of securities in 2003 or 2002.

(Continued)

NOTE 3 - LOANS

Year-end loans were as follows.

	2003	2002
Residential real estate loans:		
1 - 4 family	$ 82,123,726	$ 77,961,867
Multi family	168,922	346,933
Home equity	4,946,547	4,799,026
Nonresidential real estate	13,215,845	10,667,385
Real estate construction	2,899,192	3,096,990
Land	1,558,929	1,459,315
Total real estate loans	104,913,161	98,331,516
Commercial	6,403,141	3,861,992
Consumer and other loans		
Home improvement	222,105	963,630
Automobile	7,757,527	5,927,389
Deposit	252,522	382,058
Credit card	522,535	543,006
Other	3,220,561	3,172,020
Total consumer and other	11,975,250	10,988,103
Total loans	123,291,552	113,181,611
Less:		
Allowance for loan losses	(548,543)	(499,467)
Loans in process	(837,025)	(1,495,758)
Net deferred loan fees and costs	(146,388)	(169,306)
	$ 121,759,596	$ 111,017,080

Activity in the allowance for loan losses was as follows.

	2003	2002	2001
Beginning balance	$ 499,467	$ 462,292	$ 404,888
Provision for losses	190,000	120,000	110,000
Loans charged-off	(158,232)	(96,670)	(54,728)
Recoveries of previous charge-offs	17,308	13,845	2,132
Ending balance	$ 548,543	$ 499,467	$ 462,292

As of June 30, 2003, impaired loans were $449,000. The amount of allowance allocated to impaired loans was $4,000. The average balance of impaired loans during 2003 was $74,000. There was no interest income recognized during impairment on the impaired loans in 2003. As of June 30, 2002 and for the years in ending June 30, 2002 and 2001, impaired loans were not material.

(Continued)

NOTE 3 - LOANS (Continued)

Nonperforming loans were as follows.

	2003	2002
Loans past due over 90 days still on accrual	$ 141,000	$ 1,311,000
Loans on nonaccrual	517,000	--

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Loans past due over 90 days still accruing interest are well-secured and in the process of collection.

Certain directors, executive officers and companies with which they are affiliated were loan customers during the year ended June 30, 2003. The following is an analysis of such loans, excluding credit card loans. Credit limits may not exceed $5,500 on credit card loans to directors and officers.

Balance July 1, 2002	$ 636,925
New loans	572,745
Repayments	(673,119)
Loans sold	(138,671)
Balance June 30, 2003	$ 397,880

NOTE 4 - ACCRUED INTEREST RECEIVABLE

Year-end accrued interest receivable was as follows.

	2003	2002
Loans	$ 603,220	$ 581,269
Securities	135,137	70,438
	$ 738,357	$ 651,707

(Continued)

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2003	2002
Land	$ 174,884	$ 174,884
Buildings and improvements	1,221,446	1,180,031
Furniture and equipment	1,129,376	1,080,970
Total cost	2,525,706	2,435,885
Accumulated depreciation	(1,307,336)	(1,157,293)
	$ 1,218,370	$ 1,278,592

NOTE 6 - DEPOSITS

Year-end deposits consisted of the following.

	2003	2002
Noninterest-bearing demand deposits	$ 6,626,300	$ 5,984,892
NOW and money market accounts	23,197,109	21,369,873
Savings accounts	13,072,368	12,560,707
Certificates of deposit	43,057,259	39,857,615
	$ 85,953,036	$ 79,773,087

The aggregate amounts of certificates of deposit with balances of $100,000 or more at June 30, 2003 and 2002 were $7,751,323 and $7,742,702, respectively.

At June 30, 2003, the scheduled maturities of certificates of deposit were as follows.

Year ending June 30,	2004	$ 18,006,689
	2005	7,480,893
	2006	5,915,317
	2007	7,876,918
	2008	3,773,972
	Thereafter	3,470
		$ 43,057,259

(Continued)

NOTE 7 - FHLB ADVANCES

At June 30, 2003, the Bank had a cash management line of credit enabling it to borrow up to $10,000,000 from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. No borrowings were outstanding on this line of credit at June 30, 2003 and 2002. As a member of the FHLB system and based upon the Bank's current FHLB stock ownership, the Bank has the ability to obtain borrowings up to a total of $43,258,000, including the line of credit. However, the Bank can obtain advances up to the lower of 50% of the Bank's total assets or 80% of the Bank's pledgeable residential mortgage loan portfolio by purchasing more FHLB stock. Based upon the 50% of total assets limitation, management estimates the maximum borrowing capacity from the FHLB to be approximately $73.9 million at June 30, 2003 with the purchase of more FHLB stock.

Advances under the borrowing agreements are collateralized by the Bank's FHLB stock and $48,400,478 of qualifying mortgage loans. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

At year-end, advances from the FHLB were as follows.

	Interest Rate Ranges	2003	2002
Fixed rate advances, final maturity in September 2002	3.64%-6.77%	$ --	$ 4,000,000
Fixed rate advances, final maturities ranging from May 2006 to July 2018	2.28-3.62	5,027,000	--
Convertible, fixed-rate advances, final maturities ranging from March 2004 to July 2012	4.39-6.23	27,000,000	22,000,000
Select payment mortgage matched advances, final maturities ranging from January 2012 to July 2022	3.32-5.50	6,693,382	2,802,335
		$ 38,720,382	$ 28,802,335

At year-end, the scheduled maturities of advances from the FHLB were as follows.

Year ended June 30,	2004	$ 10,896,390
	2005	821,373
	2006	1,475,319
	2007	3,227,235
	2008	3,126,249
	thereafter	19,173,816
		$ 38,720,382

(Continued)

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2003	2002	2001
Current tax expense	$ 841,481	$ 756,814	$ 737,287
Tax effect of exercise of stock options and vesting of RRP shares	40,500	17,719	--
Deferred tax expense	81,619	13,067	1,106
	$ 963,600	$ 787,600	$ 738,393

Year-end sources of gross deferred tax assets and gross deferred tax liabilities were as follows.

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 186,505	$ 169,819
Deferred loan fees	66,269	61,734
Accrued benefits	55,858	54,030
Total deferred tax assets	308,632	285,583
Deferred tax liabilities:		
Depreciation	(45,584)	(32,652)
FHLB stock	(234,239)	(203,945)
Deferred dealer reserve	(16,497)	(4,170)
Security discount accretion	(501)	(39)
Mortgage servicing rights	(19,662)	(4,108)
Earnings from Coshocton County Title Agency	(33,099)	--
Unrealized gain on securities available for sale	(228,781)	(96,649)
Total deferred tax liabilities	(578,363)	(341,563)
Net deferred tax liability	$ (269,731)	$ (55,980)

(Continued)

NOTE 8 - INCOME TAXES (Continued)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2003	2002	2001
Income taxes computed at the statutory tax rate on pretax income	$ 964,667	$ 769,425	$ 727,663
Tax effect of:			
ESOP	56,816	30,128	491
Tax exempt interest	(57,252)	--	--
Nondeductible expenses and other	(631)	(11,953)	10,239
	$ 963,600	$ 787,600	$ 738,393
Effective tax rate	34.0%	34.8%	34.5%

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $526,000 related to approximately $1,548,000 of cumulative special bad debt deductions included in retained earnings and arising prior to June 30, 1988, the end of the Bank's base year for purposes of calculating bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 9 - BENEFIT PLANS

The Corporation has a profit-sharing plan covering officers of the Corporation. Annual awards are based upon pre-established performance criteria of the Corporation and the individual officers. Awards are discretionary. The plan's expense amounted to $188,983, $186,048 and $172,632 for the years ended June 30, 2003, 2002 and 2001.

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation offers an ESOP for the benefit of substantially all employees of the Corporation. The ESOP borrowed funds from HLFC in order to acquire 179,860 common shares of HLFC at $10.00 per share. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

(Continued)

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

In May 1999, the Corporation declared and paid a $4.00 per share return of capital distribution. The ESOP received $674,812 from the return of capital distribution on 168,703 unallocated shares. The ESOP purchased an additional 54,406 shares with the proceeds from the return of capital distribution. The additional shares purchased will be held in suspense and allocated to participants in a manner similar to the original ESOP shares.

ESOP compensation expense was $371,841, $278,320 and $187,386 for the years ended June 30, 2003, 2002 and 2001. Year-end ESOP shares were as follows.

	2003	2002
Allocated shares	106,584	81,464
Shares committed to be released for allocation	27,110	25,120
Unreleased shares	100,572	127,682
Total ESOP shares	234,266	234,266
Fair value of unreleased shares at year-end	$ 1,538,752	$ 1,640,714

NOTE 11 - STOCK OPTION AND INCENTIVE PLAN

The Home Loan Financial Corporation 1998 Stock Option and Incentive Plan ("Plan") was approved by the shareholders of the Corporation on October 13, 1998. A total of 224,825 common shares were available for granting stock options pursuant to the Plan. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. However, upon the death or disability of a participant, the participant's shares will be deemed vested and nonforfeitable upon such date. The option period expires 10 years from the date of grant.

Options outstanding at year-end 2003 were as follows.

Grant Date	Exercise Price	Number	Weighted Average Remaining Life
October 1998	$ 7.69	78,509	5.29 years
January 2000	8.19	8,000	6.54 years
		86,509	5.39 years

(Continued)

NOTE 11 - STOCK OPTION AND INCENTIVE PLAN (Continued)

Information about options granted was as follows.

	2003		2002		2001	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	141,433	$7.73	187,470	$ 7.72	188,790	$ 7.72
Granted	--	--	--	--	--	--
Forfeited	(7,344)	7.69	(4,997)	7.69	(1,320)	7.69
Exercised	(47,580)	7.72	(41,040)	7.69	--	--
Outstanding at end of year	86,509	7.74	141,433	7.73	187,470	7.72
Options exercisable at year-end	50,963	7.73	72,242	7.72	77,388	7.70
Remaining shares available for grant	49,696		42,352		37,355	

NOTE 12 - RECOGNITION AND RETENTION PLAN

The RRP was adopted by the Board of Directors and approved by the shareholders of the Corporation on October 13, 1998 to purchase 89,930 common shares, which is equal to 4% of the common shares sold in connection with the mutual-to-stock conversion. The RRP provides directors and certain key employees with an ownership interest in the Corporation by compensating such individuals for services to the Corporation.

In conjunction with the adoption of the RRP on October 13, 1998, the Board of Directors awarded 72,866 shares to certain directors, officers and employees of the Corporation. The Board of Directors awarded an additional 4,000 shares in January 2000. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the award. In the event of the death or disability of a participant, however, the participant's shares will be deemed earned and nonforfeitable upon such date. During the year ended June 30, 2002, 1,798 shares were forfeited. No shares had previously been forfeited. At June 30, 2003, 60,394 shares had vested. At June 30, 2003, there were 14,862 shares reserved for future awards. Compensation expense related to RRP shares is based on the fair value of the shares at the date of grant. For the year ended June 30, 2003, 2002 and 2001, compensation expense totaled $174,788, $178,159 and $215,720.

(Continued)

NOTE 13 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

A summary of the notional or contractual amounts of financial instruments with off-balance sheet risk at year-end follows.

	2003	2002
Lines of credit - variable rate	$ 5,743,000	$ 4,085,000
1-4 family residential real estate - variable rate	1,187,000	167,000
1-4 family residential real estate - fixed rate	1,249,000	844,000
Commercial real estate - variable rate	145,000	560,000
Credit card arrangements - fixed rate	1,452,000	1,387,000

The interest rates on fixed-rate commitments ranged from 4.75% to 13.90% at June 30, 2003 and 6.75% to 13.90% at June 30, 2002.

The Bank entered into an employment agreement with an officer of HLFC and the Bank. The agreement provides for a term of three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreement provides for extensions for a period of one year on each anniversary date, subject to review and approval of the extension by disinterested members of the Board of Directors of the Bank. The employment agreement also provides for vacation and sick leave in accordance with the Bank's prevailing policies.

(Continued)

NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At June 30, 2003 and 2002, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2003 and 2002. Management believes no conditions or events have occurred subsequent to last notification by regulators that would cause the Bank's capital category to change.

At year-end 2003 and 2002, the Bank's actual capital levels and minimum required levels were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2003						
Total capital (to risk-weighted assets)	$ 15,683	17.2%	$ 7,307	8.0%	$ 9,134	10.0%
Tier 1 (core) capital (to risk-weighted assets)	15,134	16.6	3,654	4.0	5,481	6.0
Tier 1 (core) capital (to adjusted total assets)	15,134	10.3	5,879	4.0	7,349	5.0
Tangible capital (to adjusted total assets)	15,134	10.3	2,205	1.5	N/A	
June 30, 2002						
Total capital (to risk-weighted assets)	$ 16,524	20.4%	$ 6,492	8.0%	$ 8,115	10.0%
Tier 1 (core) capital (to risk-weighted assets)	16,025	19.7	3,246	4.0	4,869	6.0
Tier 1 (core) capital (to adjusted total assets)	16,025	12.1	5,278	4.0	6,598	5.0
Tangible capital (to adjusted total assets)	16,025	12.1	1,979	1.5	N/A	

(Continued)

NOTE 14 - REGULATORY MATTERS (Continued)

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, the Bank and HLFC become subject to certain operating and regulatory restrictions. Management believes that this test is met.

When the Bank converted from a mutual to a stock institution, a "liquidation account" was established at $10,579,000, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank were liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Office of Thrift Supervision ("OTS") regulations limit capital distributions by savings associations. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution. At year-end 2003, approximately $1,341,000 is available to pay dividends to the holding company without prior approval from the OTS. Subsequent to June 30, 2003, the Bank must obtain regulatory approval for dividends until fiscal 2004 net income exceeds $60,886.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end were as follows.

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 4,012,397	$ 4,012,397	$ 2,931,785	$ 2,931,785
Securities available for sale	7,536,746	7,536,746	4,413,516	4,413,516
Mortgage-backed securities available for sale	9,850,287	9,850,287	9,738,990	9,738,990
Loans, net of allowance for loan losses	121,759,596	123,549,284	111,017,080	111,895,000
FHLB stock	2,162,900	2,162,900	1,927,100	1,927,100
Accrued interest receivable	738,357	738,357	651,707	651,707
Financial liabilities:				
Demand, savings and money market deposit accounts	$ (42,895,777)	$ (42,895,777)	$ (39,915,472)	$(39,915,472)
Certificates of deposit	(43,057,259)	(44,769,843)	(39,857,615)	(40,414,000)
FHLB advances	(38,720,382)	(41,613,668)	(28,802,335)	(30,358,000)
Accrued interest payable	(580,142)	(580,142)	(590,581)	(590,581)

(Continued)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value approximates carrying amounts for all items except those described below. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of borrowings is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which are not material.

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation were as follows.

	2003	2002	2001
Basic earnings per common share			
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Weighted average common shares outstanding	1,637,466	1,666,750	1,831,507
Less: Average unallocated ESOP shares	(114,127)	(140,246)	(164,799)
Less: Average nonvested RRP shares	(26,846)	(40,851)	(56,509)
Average shares	1,496,493	1,485,653	1,610,199
Basic earnings per common share	$ 1.25	$ .99	$ .87

	2003	2002	2001
Diluted earnings per common share			
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Weighted average common shares outstanding for basic earnings per common share	1,496,493	1,485,653	1,610,199
Add: Dilutive effects of assumed exercises of stock options	47,865	46,594	2,501
Add: Dilutive efforts of average nonvested RRP shares	1,154	--	--
Average shares and dilutive potential common shares	1,545,512	1,532,247	1,612,700
Diluted earnings per common share	$ 1.21	$ .96	$ .87

Unearned RRP shares did not have a dilutive effect on EPS for the year ended June 30, 2002 or 2001, as the fair value of the RRP shares on the date of grant was greater than the average market price for the period. For the year ended June 30, 2001, 10,500 stock options were not considered in computing diluted earnings per common share because they were antidilutive.

(Continued)

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of HLFC as of June 30, 2003 and 2002, and for the years ended June 30, 2003, 2002 and 2001 was as follows.

CONDENSED BALANCE SHEETS
June 30, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 5,218,502	$ 2,826,182
Investment in banking subsidiary	15,577,613	16,212,530
Investment in non-banking subsidiary	3,422	--
Loan receivable	807,433	1,002,608
Other assets	136,601	103,181
Total assets	$ 21,743,571	$ 20,144,501
Liabilities		
Deferred federal income tax	$ 33,120	$ --
Shareholders' equity	21,710,451	20,144,501
Total liabilities and shareholders' equity	$ 21,743,571	$ 20,144,501

CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Dividends from subsidiary	$ 3,300,000	$ --	$ --
Interest on loan	59,455	70,065	80,200
Other income	228,691	--	--
Total interest income	3,588,146	70,065	80,200
Operating expenses	102,226	89,750	84,461
Income before income taxes and equity in undistributed earnings of subsidiary	3,485,920	(19,685)	(4,261)
Income tax expense (benefit)	59,700	--	(4,481)
Income before equity in undistributed earnings of subsidiaries	3,426,220	(19,685)	220
Equity in undistributed earnings (distributions in excess of earnings) of banking subsidiary	(1,555,985)	1,495,099	1,401,573
Equity in undistributed earnings of non-banking subsidiary	3,422	--	--
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793

(Continued)

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities			
Net income	$ 1,873,657	$ 1,475,414	$ 1,401,793
Adjustments to reconcile net income to cash provided by operations:			
(Equity in undistributed income) distributions in excess of earnings of subsidiaries	1,552,563	(1,495,099)	(1,401,573)
Net changes in other assets	(33,420)	(9,933)	(14,411)
Deferred taxes	33,120	--	--
Net cash from operating activities	3,425,920	(29,618)	(14,191)
Cash flows from investing activities			
Proceeds from loan principal repayments	195,175	178,922	170,911
Net cash from investing activities	195,175	178,922	170,911
Cash flows from financing activities			
Cash dividends paid	(926,309)	(716,017)	(686,889)
Proceeds from exercise of stock options	367,141	315,598	--
Purchase of treasury shares	(592,160)	(912,715)	(1,851,401)
Dividends on unallocated ESOP shares	(77,447)	(71,479)	(72,479)
Net cash from financing activities	(1,228,775)	(1,384,613)	(2,610,769)
Net change in cash and cash equivalents	2,392,320	(1,235,309)	(2,454,049)
Cash and cash equivalents at beginning of period	2,826,182	4,061,491	6,515,540
Cash and cash equivalents at end of year	$ 5,218,502	$ 2,826,182	$ 4,061,491

HOME LOAN FINANCIAL CORPORATION
SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:30 p.m., local time, on October 14, 2003 at the main office of the Bank at 401 Main Street, Coshocton, Ohio.

STOCK LISTING

Home Loan Financial Corporation common stock is listed on The NASDAQ Stock Market, Inc. under the symbol "HLFC."

SHAREHOLDER AND GENERAL INQUIRIES

Preston W. Bair, Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444

TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

ANNUAL REPORT ON FORM 10-KSB

A copy of Home Loan Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2003, as filed with the Securities and Exchange Commission, may be obtained by a shareholder without charge by submitting a written request to Preston W. Bair, Chief Financial Officer, Home Loan Financial Corporation, 401 Main Street, Coshocton, Ohio 43812-1580.

HOME LOAN FINANCIAL CORPORATION
CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
401 Main Street — Telephone: (740) 622-0444
Coshocton, OH 43812-1580 — Fax: (740) 623-6000

Branch Offices
590 Walnut Street — Telephone: (740) 622-9417
Coshocton, OH 43812-1632

503 West Main Street — Telephone: (740) 545-0227
West Lafayette, OH 43845-1134

DIRECTORS OF THE CORPORATION AND THE BANK

Robert C. Hamilton (Chairman of the Board)
President and Chief Executive Officer of The Home Loan Savings Bank and Home Loan Financial Corporation

Robert D. Mauch
Owner of Robert D. Mauch CPA, a private practice accounting firm

Douglas L. Randles
President of L.W. Randles Cheese, Inc.

Neal J. Caldwell
Owner and Operator of Coshocton Veterinary Clinic

Marion M. Sutton
Chairperson of the Jones Metal Products Company

Kyle R. Hamilton
Executive Vice President of The Home Loan Savings Bank and Vice President of Home Loan Financial Corporation

Officers of the Corporation and the Bank

Robert C. Hamilton, President and Chief Executive Officer of the Corporation and the Bank
Kyle R. Hamilton, Vice President of the Corporation and Executive Vice President of the Bank
Preston W. Bair, Secretary, Treasurer and Chief Financial Officer of the Corporation and the Bank and Vice President of the Bank
David L. Smailes, Vice President of the Bank
Rebecca R. Porteus, Vice President of the Bank
Paula K. Carpenter, Assistant Vice President of the Bank
Christopher L. Harstine, Assistant Vice President of the Bank
Maryann Carpenter, Loan Officer of the Bank
D. Sharlynn Smith, Loan Officer of the Bank
Laura L. Miller, Assistant Vice President of the Bank

Special Counsel

Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street, Suite 2000
Cincinnati, OH 45202

Independent Auditors

Crowe Chizek and Company LLC
One Columbus
10 West Broad Street
Columbus, OH 43215

Home Loan

Financial Corporation

401 Main Street • Coshocton, OH 43812-1580 • (740) 622-0444 • www.homeloanfinancialcorp.com